# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Conexeu Sciences Inc., CIK 0002066836
CUSIP: 20715F100
Title of class of securities: Common Stock, no par value
Address of issuer's principal executive offices: 50 WEST LIBERTY STREET, SUITE 880, RENO, Nevada (NV), 89501
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002137182

## Reporting persons
- Wright Michael G.: type of reporting person: individual (IN); citizenship or place of organization: Quebec Canada (A8); sole voting power 3,276,643; shared voting power 0; sole dispositive power 3,276,643; shared dispositive power 0; aggregate amount beneficially owned 3,276,643 (12.1% of the class)
  Comment: (1) Rows 5, 7 and 9 include (i) 750,000 shares of common stock the Issuer ("Common Shares") held directly by Mr. Wright, (ii) 2,148,048 Common Shares held indirectly through N3GU Investments LLC, a Wyoming limited liability company ("N3GU"), which Mr. Wright has sole voting and sole dispositive power over, (iii) 50,000 Common Shares underlying stock options that are currently exercisable within 60 days of June 30, 2026 held directly by Mr. Wright, (iv) 78,595 Common Shares underlying warrants that are currently exercisable within 60 days of June 30, 2026 held indirectly by N3GU and (v) 250,000 Common Shares underlying performance warrants that are currently exercisable within 60 days of June 30, 2026 held indirectly by N3GU.
  
  (2) Row 11 is calculated based on (i) 26,758,330 issued and outstanding Common Shares as of June 10, 2026, as disclosed in the Issuer's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on June 15, 2026, plus (ii) the Common Shares that would be outstanding upon the exercise of stock options, warrants and performance warrants, directly and indirectly held by Mr. Wight, that are exercisable within 60 days of June 30, 2026.

## Item 1. Issuer
Name of issuer: Conexeu Sciences Inc.
Address of issuer's principal executive offices: 50 WEST LIBERTY STREET, SUITE 880, RENO, NEVADA, 89501.

## Item 2. Person Filing
Name of person filing: Michael G. Wright
Address of principal business office or, if none, residence: 18 Victor, Mille Isles, QC, Canada J0R 1A0
Citizenship: Canadian

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 3,276,643.00
Percent of class: 12.1%
Sole power to vote or to direct the vote: 3,276,643.00
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 3,276,643.00
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Wright Michael G.: Michael G. Wright, Michael G. Wright (07/28/2026)